
October 19, 2011

Via E-mail
Terren S. Peizer, Chief Executive Officer
Catasys, Inc.
11150 Santa Monica Blvd.   Suite 1500
Los Angeles, California 90025

> **Re: Catasys, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed October 11, 2011**
> **File No. 333-173659**

Dear Mr. Peizer:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1

1. We have reviewed the letter submitted to us on October 13, 2011 and note your reference to "factual information about the Company that has been released in the Company's ordinary course of business" in response to comment one of our letter dated October 3, 2011. It is unclear whether you are attempting to rely on Rule 168 under the Securities Act of 1933. Please advise. If you are relying on Rule 168, please provide us with a detailed analysis supporting such reliance.

2. In this regard, please also advise us of the timing, manner and content of your disclosures made in the "ordinary course of business." We are unable to locate such past disclosure.

3. We note your statements that the information in the presentation is "consistent" with the information in the registration statement. Please advise us of the location of such information in the registration statement. For example, we note (a) slides eight and 24 of the presentation titled "A Health Plan Solution to the High Cost of Substance Abuse" where you discuss your approximate break-even coverage and sales pipeline;

(b) your statement on slide 12 that you have no direct competition;" and (c) your statement on slide 24 that you are "moving to profitability in 2012."

4. We note the statement that the authors of the articles were not "compensated" or "affiliated" with the company. Please confirm, if true, that you did not provide the relevant information to them.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Shehzad Niazi at (202) 551-3121 or Jim Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds,
Assistant Director